UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013.

Commission File Number: 001-35265

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)

Date: May 8, 2013	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

London, 8 May 2013	CSR PLC UNAUDITED RESULTS FOR THE FIRST QUARTER
ENDED 29 MARCH 2013 Strong Core Revenue Growth. Increased Gross Margins and Operating Profits.

CSR plc (“CSR” and “the Company”) and subsidiaries (“the Group”) today reports first quarter results for the 13 weeks to 29 March 2013:

	Underlying*				IFRS
First Quarter Financial Summary	Q1 2013		Q1 2012		Q1 2013		Q1 2012
Revenue	$237.9m		$227.0m		$237.9m		$227.0m
Core revenue	$171.8m		$138.9m		$171.8m		$138.9m
Gross margin	51.5%		50.6%		50.6%		49.2%
Operating profit (loss)	$19.1m		$2.7m		$7.7m		($15.8m	)
Profit (loss) for the period	$12.6m		$1.6m		$1.1m		($14.0m	)
Diluted earnings (loss) per share	$0.07		$0.01		$0.01		($0.07)
Net cash from operating activities	($11.5m	)	($15.4m	)	($11.5m	)	($15.4m	)
Cash, cash equivalents, treasury deposits and investments	$318.0m		$251.3m		$318.0m		$251.3m

*	Underlying results are based on International Financial Reporting Standards, adjusted for amortisation of intangibles, share based payment charges, integration & restructuring costs, the release of a litigation provision and the unwinding of discount on litigation settlements. Please refer to the supplementary information for a reconciliation of IFRS to underlying measures on pages 18 and 19.

•	Q1 2013 financial performance:

•	Revenue of $237.9m (Q1 2012: $227.0m) an increase of 5% year-on-year, with Core revenue of $171.8m (Q1 2012: $138.9m), growing 24% year-on-year,

•	IFRS operating profit of $7.7m (Q1 2012: $15.8m loss), underlying operating profit of $19.1m (Q1 2012: $2.7m),

•	Underlying diluted earnings per share of $0.07 (Q1 2012: $0.01),

•	Ended Q1 2013 with cash, cash equivalents, treasury deposits and investments of $318.0m.

•	Momentum in platform strategy:

•	Platform revenue 60% of total revenue in Q1 2013 (Q1 2012: 57%),

•	Introduced BlueCore® CSR8605™, single-chip ROM Bluetooth® music streaming device for entry-level wireless portable music speakers,

•	A record quarter for aptX® with 32 new licensees in Q1 2013 taking total to around 150,

•	Increasing demand with Tier One customers for our auto connectivity products.

•	Commenced $50m share buyback following shareholder approval.

Joep van Beurden, Chief Executive Officer, said: “We started the year well, with revenues ahead of expectations. I am especially pleased with the 24% year-on-year growth of our Core business, which has helped to deliver increased gross margins and profitability.

“We saw good growth in the area of Bluetooth stereo audio in our Voice & Music business and also from our connectivity products in the Auto business. We expect both these trends to continue. We also saw strong revenues in mono audio in China, driven by the enforcement of hands-free driving legislation. We expect the benefits of this to come to an end in the second quarter.

“We are demonstrating our commitment to returning value to our shareholders through our latest share buyback.”

OUTLOOK

We expect second quarter revenues to be in the range of $245m to $265m.

Notes to Financial Summary Tables

Non-GAAP Disclosure: Although International Financial Reporting Standards (“IFRS”) disclosures provide investors with an overall view of CSR’s performance, CSR also provides underlying line item disclosure. CSR believes that these underlying items (in particular, underlying gross profit, underlying gross margin, underlying cost of sales, underlying R&D expenditure, underlying SG&A expenditure, underlying operating profit, underlying operating margin, underlying finance (expense) income, underlying profit before tax, underlying tax, underlying profit for the period and underlying diluted earnings per share derived therefrom) provide additional information on underlying trends that is useful to investors. Management uses these underlying measures, along with the most directly comparable IFRS financial measures, to assess CSR’s operating performance and value creation. These underlying measures form the basis for management’s performance targets and resource allocation decisions, and are also used to determine and manage the long term growth of the business. We present and discuss these underlying measures in order to: (a) provide consistency with the way management views the business and discuss performance with investors; (b) ensure that the measures are fully understood in the light of how CSR manages the business; (c) properly define the metrics used and confirm their calculation; (d) share the metrics with all investors at the same time; (e) assist investors in their assessment of the long-term value of CSR; and (f) assist investors in understanding management decisions. The term “underlying” is not defined in IFRS, and may therefore not be comparable with similarly titled measures reported by other companies. Underlying measures should not be considered in isolation from, as substitutes for, or as superior measures to, IFRS measures. A reconciliation of each underlying measure to the most comparable IFRS measure is provided as part of the Supplementary Information, from pages 18 to 19.

CSR plc	FTI Consulting
Joep van Beurden, Chief Executive Officer	James Melville-Ross
Will Gardiner, Chief Financial Officer	Jon Snowball
Jeffery Torrance, Investor Relations Director	Tel: +44 (0) 20 7831 3113
Paul Sharma, Investor Relations Manager
Tel: +44 (0) 1223 692 000

UK conference call and presentation	9.30 am BST, 8 May 2013

Details of the live audio webcast and audio call:	UK Toll Free: 0808 237 0035 USA and Canada Toll Free: +1 866 928 6048 Rest of the world: +44 20 3426 2845

Replay:	UK Toll Free: 0808 237 0026 Access Code: 638472# (outside the UK): +44 20 3426 2807

Details:	Also available on the CSR website* http://www.csr.com/Q1-2013-webcast-uk/

*	The information on our website is not incorporated by reference into this report.

The second quarter 2013 results are expected to be announced on 25 July 2013.

Notice of 2013 Capital Market Day

CSR will host a Capital Market Day in Cambridge at its offices in Churchill House, Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ, from 3pm to 5pm on 27 June 2013, followed by a dinner with CSR management. Details will be available shortly on www.csr.com. The presentations from 3pm to 5pm will also be audio webcast.

Executing against our Strategy

Our strategy is to focus on targeting our chosen end markets and exploiting our integrated and differentiated technology platforms, with the goal of achieving sustainable growth with higher margins and returns. We currently develop enhanced and connected platforms in Voice & Music, Auto and Consumer, where we believe we have a strong position. We focus on five end markets in our Core division - Automotive Infotainment, Imaging, Voice & Music and the two nascent markets of Bluetooth® Smart and Indoors Location - which we believe will enable us to generate sustainable revenue growth with good margins over the medium and longer term.

We take a disciplined approach to capital allocation, investing in markets where we see prospects for revenue growth.

We believe we continue to execute well against our strategy. We saw growth in Core revenues, with Q1 2013 revenues of $171.8 million (Q1 2012: $138.9 million) representing a 24% year-on-year increase.

In the first quarter, our platform-related business comprised approximately 60% of our revenues (Q1 2012: 57%).

Progress on Platforms

In our Auto business line, we continue to ship our next-generation SiRFprimaII™ and SiRFatlasVI™ 40nm automotive infotainment and navigation platform. We are seeing increasing demand with Tier One customers for our connectivity products. Several of our reported design wins for our autograde Wi-Fi® have started ramping into volume production with a number of customers.

In our Voice & Music business line, we continued our market leadership in the area of Bluetooth stereo audio. We see continuing growth for streaming audio via Bluetooth, including new audio product releases from Braven, Jabra and Sony, with around 420 SIG (Bluetooth special interest group) stereo end product listings in the quarter, compared to around 350 stereo SIG listings for Q4 2012.

Our market-leading aptX audio codec technology had a record quarter with 32 licensee agreements signed during Q1 2013. We have also seen significant end product launches featuring aptX, with 27 products launched including the Samsung Galaxy S4 Smartphone, the Sony BTX300 and BTX500 speakers and the HTC One Smartphone. We now have around 150 licensees for this technology, a strong pipeline of pending product launches and believe that continued adoption of aptX contributes to maintaining a strong market position for our products in the wireless audio market.

During Q1 2013, we introduced the BlueCore® CSR8605™, a single-chip ROM Bluetooth® music streaming device, a cost-optimised, highly configurable solution that delivers a quality audio experience to the entry-level market for wireless portable music speakers. Key features include five-band music equalisation, volume boost and remote control (AVRCP) support to enable users to Play/Pause and Forward/Rewind streaming music from buttons on their portable music speaker.

In our Consumer business line, we are seeing increasing interest in our Bluetooth Smart platforms. Our CSR µEnergy® platform for Bluetooth Smart low energy connectivity has been chosen for several next-generation wireless game controller and mouse products in the new GameSmart™ mobile gaming accessory product family of Mad Catz, a global provider of interactive entertainment products.

Our customers have started technical evaluation of our COACH 16™ (camera-on-a-chip) technology. Our imaging technology has also been adopted by a Tier One company for an auto drive recorder product.

Technology Developments

Our SiRFstarV™, SiRFprima® and SiRFatlas® location platforms are now able to acquire and track satellites and utilise location data from the recently activated BeiDou (also known as COMPASS) Satellite Navigation System, in addition to their existing capability to actively utilise GPS, GLONASS, QZSS and SBAS.

Awards

We received the “Wireless Business of the Year” award at the annual Business Weekly Awards, the second time that CSR has been given this accolade.

Operating Results

Gross margins in Q1 2013 were 50.6% (Q1 2012: 49.2%) and underlying gross margins rose from 50.6% in Q1 2012 to 51.5% in Q1 2013. Core underlying gross margins were 57.6% (Q1 2012: 57.6%) and Legacy underlying gross margins were 35.4% (Q1 2012: 39.6%). We expect Core gross margins to continue within the 55% - 60% range.

Our IFRS operating expense was $112.6 million (Q1 2012: $127.5 million). Our underlying operating expense in Q1 2013 was $103.3 million (Q1 2012: $112.1 million), with R&D costs of $66.7 million (Q1 2012: $67.8 million) and SG&A costs of $36.6 million (Q1 2012: $44.3 million). Q1 2013 underlying R&D costs and SG&A costs fell year-on-year mainly due to the effects of the lower cost base following the Samsung transaction and other cost reduction initiatives.

We expect 2013 underlying operating costs to be in the top half of our previously stated expectations of between $390 million - $410 million, as a result of increased costs of our employee incentive programmes due to our strong trading performance in Q1.

The key differences between IFRS operating profits and underlying operating profits were share based payment charges of $11.9 million (Q1 2012: $6.0 million), amortisation of intangibles of $4.7 million (Q1 2012: $5.7 million), a credit from the release of a litigation provision of $9.8 million (Q1 2012: $nil) and restructuring costs of $5.3 million (Q1 2012: $6.8 million). We incurred restructuring costs due mainly to simplifying our Camera development operations and consolidating our Shanghai based SoC (system-on-a-chip) development operations into CSR’s other SoC development centres.

Operating Review

First quarter revenue and gross margins by reportable segment	Q1 2013	Q1 2012	Revenue growth from Q1 2012 to Q1 2013
Auto	$55.1m	$47.5m	16%
Voice & Music	$74.1m	$35.4m	109%
Consumer	$42.6m	$56.0m	(24%)
Core	$171.8m	$138.9m	24%
Underlying gross margins - Core	57.6%	57.6%
Legacy Products Group	$66.1m	$88.1m	(25%)
Underlying gross margins - Legacy Products Group	35.4%	39.6%
Total revenue	$237.9m	$227.0m	5%
Underlying gross margins - total	51.5%	50.6%

Auto

Q1 2013: 23% of revenues; Q1 2012: 21% of revenues

First quarter revenues in the Auto business were $55.1 million (Q1 2012: $47.5 million), an increase of 16% over the comparable period last year.

Auto saw continued connectivity design win momentum. Following our strong design wins in automotive Wi-Fi over the last few years, we expect it to contribute significantly to growth in the Auto business line in 2013. We expect our new-generation Automotive Infotainment platforms SiRFatlasVI and SiRFprimaII to contribute meaningful revenues in 2013 from after-market products.

Voice & Music

Q1 2013: 31% of revenues; Q1 2012: 15% of revenues

Revenues in the Voice & Music business line in Q1 2013 were $74.1 million (Q1 2012: $35.4 million), an increase of 109% on the comparable period last year. We have seen growth for our Bluetooth audio streaming products, while our CSR8600™ next-generation audio platform continues to see customer demand in the areas of stereo headsets and active speakers. We continue to hold a leading position in the area of Bluetooth audio.

As expected, our mono voice business is being helped by the stricter enforcement of legislation regarding hands-free driving in China. We expect the remaining positive impact of hands-free driving legislation to conclude in Q2 2013.

Consumer

Q1 2013: 18% of revenues; Q1 2012: 25% of revenues

Revenues in the Consumer business line in Q1 2013 were $42.6 million (Q1 2012: $56.0 million), a decrease of 24% on the comparable period last year.

Revenues in both Cameras and Gaming have been under pressure, due to the increasing use of smartphones and tablets for point-and-shoot photography and gaming. Camera and Gaming revenue in Q1 2013 declined year-on-year and we expect this trend to continue. Our printer business has seen stable revenues.

Internet of Things

Within our Consumer business line, we believe there is a growing market for sensors and machines that are connected to the ‘cloud’, which represents the third-generation in the development of the Internet. We believe that while, in time, there could be direct connectivity from these devices to the Internet, connectivity can be more quickly enabled via Bluetooth Smart. Bluetooth Smart can be used to connect sensors and machines to devices such as phones, tablets, televisions and laptops with internet connectivity, creating an infrastructure for sensors and machines to connect to the ‘cloud’. We believe that Bluetooth Smart can be used in areas such as health & fitness and medical applications, gaming controllers and indoor location systems. Although short term revenue from this area is likely to be limited, we see the potential for strong medium and long term growth in this market.

Legacy Products

Q1 2013: 28% of revenues; Q1 2012: 39% of revenues

Revenues in the Legacy Products Group in Q1 2013 were $66.1 million (Q1 2012: $88.1 million), a decrease of 25% on the comparable period last year. Legacy Products business consists of the discontinued business lines from Zoran, in addition to handset connectivity and handset location business lines. For the remainder of 2013, we expect Legacy Product revenues to decline by approximately 50% compared to FY 2012.

Dividend

On 21 February 2013, we announced that the Board was recommending a final dividend of $0.08 per ordinary share which, together with the interim dividend of $0.038 per ordinary share, amounted to $0.118 per ordinary share in respect of the 2012 financial year. This represented an increase of 15% over the 2011 full year dividend (2011: $0.103).

Subject to shareholder approval at the annual general meeting to be held on 22 May 2013, the dividend will be payable on 31 May 2013 to shareholders on the register as at 10 May 2013. The dividend will be paid in sterling and the sterling value of the dividend payment per ordinary share will be based on the prevailing GBP sterling to US dollar exchange rate on 10 May 2013.

Share Buyback

On 14 March 2013, we received a general authority for a $50 million share buyback from our shareholders at a general meeting. On 20 March 2013, we entered into a non-discretionary programme to purchase ordinary shares up to an aggregate value of $50 million. This is being executed pursuant to an engagement letter with J. P. Morgan Securities plc, which makes its trading decisions independently of CSR.

The Board believes the share buyback will result in an increase in earnings per share and is in the best interests of shareholders generally.

We bought back $5.2 million in value of shares including stamp duty in the first quarter of 2013, of which $2.2 million of value was settled during the quarter. As at the end of 3 May 2013, 3,137,000 shares were purchased at an average price of 486p per ordinary share.

People

Total headcount was 2,143 as at 29 March 2013 (28 December 2012: 2,117).

Litigation

As previously disclosed, intellectual property litigation is commonplace in our industry and poses risks and uncertainties that may materially and adversely affect or disrupt our business, customer relationships, expenses or results of operations. We are regularly involved in pending and threatened litigation in the course of our business and industry, which litigation may be inherently uncertain. See, for example, our Securities and Exchange Commission (“SEC”) filings and our Annual Report for risks of litigation. With respect to both existing and future litigation, we will continue vigorously to defend ourselves and/or take other steps as we believe are in the overall interests of CSR and its shareholders.

On 28 March 2013, the United States Supreme Court dismissed the SEC’s case against two former officers of Microtune, Inc., a company that Zoran acquired and through which CSR inherited certain indemnification obligations. The SEC alleged that the Microtune officers, Nancy Richardson and Douglas Bartek, had improperly backdated stock options. As a consequence of the dismissal, the litigation has concluded and a $9.8 million litigation provision released.

In Q1 2013, CSR ultimately settled the patent infringement lawsuit that Mosaid filed against CSR and other defendants in the US District Court for the Eastern District of Texas in March 2011 (Case No. 2:11-cv-179).

In April 2013, Advanced Processor Technologies’ patent infringement case against certain defendants, including CSR, was settled.

There are three lawsuits pending between CSR and Freescale Semiconductor, Inc.: two patent infringement actions in the US District Court and a declaratory judgment action in state court. Trial dates have not been set in any of the three cases. The two patent infringement cases are in the discovery phase with respective Markman claim construction hearings scheduled for Q3 and Q4 2013. CSR’s patent infringement case against Freescale is pending in the US District Court for the Northern District of California (Case No. 12-CV-02619), and involves three US patents. Freescale’s patent infringement case against CSR is pending in the US District Court for the Western District of Texas (Case No. 1:12-CV-00644) and involves four US patents. Freescale’s declaratory judgment action against CSR, filed on 12 September 2012 in New York state court (Index No. 653178/2012), seeks to prevent a longstanding license agreement from CSR to Freescale from terminating in November 2012. CSR’s response to Freescale’s action, filed in April 2013, includes counterclaims for trade secret misappropriation, trademark infringement, and the failure of Freescale to allow CSR to perform an audit verifying royalties owed.

A number of patent portfolio non-practising entities have filed patent infringement cases against CSR and/or Zoran. These cases are in various stages of litigation and include many other defendants. Plaintiffs in these cases, the filing dates of their respective complaints, case venues in US District Court, and the scheduled trial dates are as follows: Azure Networks and Tri-County Excelsior Foundation (Filed 22 March 2011; E.D. Texas; Trial scheduled for Q4 2013); HSM Portfolio and Technology Property (Filed 1 September 2011; D. Delaware; Trial scheduled for Q1 2015); and Innovus Prime (Filed 26 August 2011; N.D. Cal.; No trial date set).

No provision has been recorded for any of the ongoing cases above as cash out flow has not been deemed probable as of the date hereof.

Financial Review – first quarter ended 29 March 2013

First Quarter Financial Summary	Underlying				IFRS
	Q1 2013		Q1 2012		Q1 2013		Q1 2012
Revenue	$237.9m		$227.0m		$237.9m		$227.0m
Gross profit	$122.4m		$114.8m		$120.3m		$111.7m
Gross margin	51.5%		50.6%		50.6%		49.2%
R&D expenditure	$66.7m		$67.8m		$73.5m		$71.3m
SG&A expenditure	$36.6m		$44.3m		$39.1m		$56.2m
Operating profit (loss)	$19.1m		$2.7m		$7.7m		($15.8m	)
Tax charge (credit)	$5.1m		$0.8m		$4.7m		($2.6m	)
Diluted earnings (loss) per share	$0.07		$0.01		$0.01		($0.07)
Net cash used in operating activities	($11.5m	)	($15.4m	)	($11.5m	)	($15.4m	)

Revenue

Revenue increased by 5% over the comparable period last year to $237.9 million (Q1 2012: $227.0 million). Core revenues were $171.8 million (Q1 2012: $138.9 million), an increase of 24% over the comparable period last year. Revenue growth in the Core business lines of Voice & Music (109% increase) and Auto (16% increase) more than offset the decline in revenue in the Consumer (24% decrease) and Legacy Products Group (25% decrease) business lines.

Gross Margin

Under IFRS, gross margin was 1.4 percentage points higher than in the comparable period last year at 50.6% (Q1 2012: 49.2%). In addition to an increase in the share of Core business line revenues in the revenue mix, as discussed below, this can be attributed to lower amortisation charges on acquired intangible assets, resulting in an increase in gross margin of 0.5 percentage points in the quarter.

Underlying gross margin was 0.9 percentage points higher than in the comparable period last year at 51.5% (Q1 2012: 50.6%). This can be attributed to changes in the revenue mix, with revenue from the Core business lines, which earn a higher margin than revenues in the Legacy Product Group business lines, representing a higher share of revenues in Q1 2013 (72%) than in Q1 2012 (61%). Underlying gross margins attributable to revenue from the Core business lines were 57.6% (Q1 2012: 57.6%).

R&D and SG&A Expenses

Under IFRS, R&D expenditure increased by 3% to $73.5 million (Q1 2012: $71.3 million). The primary difference between the movements in underlying and IFRS measures of R&D expenditure, is an increase in costs arising from share option schemes. The main driver of the increase in share based payment charges is the improvement in the Company’s share price during the quarter, which impacted the fair value of certain share awards which were granted and vested in the quarter, as well as increasing the liability arising from social security on share options and cash settled share option schemes.

Under IFRS, SG&A expenditure decreased by 30% to $39.1 million (Q1 2012: $56.2 million). Though the share based payment expenses increased by $2.6 million over the comparable period last year to $5.7 million (Q1 2012: $3.1 million), for the reasons discussed above, this was more than offset by a credit of $9.8 million arising from the release of a litigation provision in the first quarter of 2013.

On an underlying basis, R&D expenditure decreased by 2% to $66.7 million (Q1 2012: $67.8 million) and SG&A expenditure decreased by 17% to $36.6 million (Q1 2012: $44.3 million) over the comparable period last year. The decline in underlying operating expenses in comparison to Q1 2012, can largely be attributed to a lower cost base and lower staff numbers, following the completion of a restructuring programme during 2012 and the transfer of 311 staff as part of the disposal of development operations in handset connectivity and handset location to Samsung Electronics Co. Ltd. in the prior year.

Operating Profit

Under IFRS, an operating profit of $7.7 million was recognised in the quarter, an improvement of $23.5 million over the comparable period last year (Q1 2012: operating loss of $15.8 million). The improvement is attributable to both an improvement in underlying profitability over the comparable period last year, as discussed below, and the credit arising from the release of a litigation provision, which more than offset an increase in share based payment charges over the comparable period last year, as discussed above.

Underlying operating profit increased by $16.4 million over the comparable period last year to $19.1 million (Q1 2012: $2.7 million). This can be attributed to both an increase in underlying gross profit of $7.6 million to $122.4 million (Q1 2012: $114.8 million) and a decline in underlying operating expenses of $8.8 million over the comparable period last year.

Tax

Under IFRS measures, we recorded a tax charge of $4.7 million, compared to a tax credit of $2.6 million in the comparable period last year. As well as the increase in the underlying tax charge, as discussed below, this can be attributed to the mix of profits recognised in higher tax rate jurisdictions.

During Q1 2013, we recorded an underlying tax expense of $5.1 million, an increase of $4.3 million on the comparable period last year (Q1 2012: $0.8 million) in line with increased underlying profitability, giving an underlying effective tax rate of 28.7% (Q1 2012: 33.2%).

We expect our ongoing effective tax rate to be similar in FY 2013 to the FY 2012 charge of 23.6%.

Earnings

On an IFRS basis, diluted earnings per share was $0.01, an improvement of $0.08 per share over the comparable period last year (Q1 2012: diluted loss per share of $0.07). Diluted earnings per share was $0.07 on an underlying basis, an increase of $0.06 on the comparable period last year (Q1 2012: $0.01). The positive movements in diluted earnings per share under both underlying and IFRS measures can be attributed to both improvements in business performance over the comparable period last year, and a reduction in the diluted weighted average number of shares as a result of the completion of the tender offer in Q4 2012.

The diluted weighted average number of shares at the end of Q1 2013 was 173,977,491 (Q1 2012: 200,922,839).

Cash, cash equivalents, treasury deposits and investments

Cash, cash equivalents, treasury deposits and investments decreased by $15.3 million to $318.0 million (28 December 2012: $333.3 million) during the quarter.

There was a cash outflow from operating activities of $11.5 million, an improvement of $3.9 million on the comparable period last year (Q1 2012: cash outflow from operating activities of $15.4 million). Though there was an improvement in underlying profitability in Q1 2013, in comparison to Q1 2012, this was offset by an increase in working capital of $28.7 million during the quarter, as a consequence of an increase in trade receivables and a seasonal decrease in payables.

We expect working capital movements for the remainder of 2013 to show positive movements, particularly in the second half.

The Company received $11.5 million from the exercise of employee share options during the quarter and there was expenditure of $2.2 million in relation to the share buyback. Capital expenditure totalled $11.4 million, during the quarter, including a $7.4 million purchase of intangible assets.

Balance Sheet

Days sales outstanding of 36 days was an improvement on both the previous quarter (Q4 2012: 39 days) and the comparable period last year (Q1 2012: 37 days) reflecting strong cash collection during the quarter. Though trade receivables went up during the quarter by $10.8 million, revenue was particularly weighted to the end of the first quarter of 2013.

A liability of $44.8million was recognised on the balance sheet, due to IFRS requirements for the recording of a liability for the maximum potential outflow under close period share buyback arrangements. There was also a corresponding adjustment to reserves.

Cautionary Note

This release contains, or may contain, ‘forward looking statements’ in relation to the future financial and operating performance and outlook of CSR, as well as other future events and their potential effects on CSR. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’, or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to the following: expected developments in our product portfolio, expected revenues in both our Core and Legacy businesses, expected margins, expected trends, expected growth, including growth prospects in our Core business (including each of Auto, Voice & Music, and Consumer) expected annualised operating costs savings, expected annualised operating expenses, expected future cash generation, expected future design wins and increase in market share, expected timing of product releases and expected timing of product development milestones, expected incorporation of our products in those of our customers, expected adoption of new technologies, the expectation of volume shipments of our products, expected product markets and their expansion or contraction, opportunities in our industry and our ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of our financial performance on our share price, the impact of government regulation, expected performance against adverse economic conditions, and other expectations and beliefs of our management.

Actual results and developments could differ materially from those expressed or implied by these forward looking statements as a result of numerous risks and uncertainties. These factors include, but are not limited to: a continuing or worsening economic downturn, which could reduce demand for consumer products; risks associated with the development of new products in response to market demand and CSR’s ability to ensure timely delivery of such products; increased expenses associated with new product introductions, masks, or process changes; risks relating to forecasting consumer demand for and market acceptance of CSR’s products and the products that use CSR’s products; declines in the average selling prices of CSR’s products; cancellation of existing orders or the failure to secure new orders; risks associated with securing sufficient capacity from the third-parties that manufacture, assemble and test CSR’s products and other risks relating to CSR’s fabless business model; difficulties related to distributors who supply our products to customers; risks associated with existing or future litigation, including the risk that the Company will be enjoined from shipping or selling its products; errors or failures in the hardware or software components of CSR’s products; risks associated with acquiring and protecting intellectual property and other commercially sensitive information; the cyclicality of the semiconductor industry; the potential for disruption in the supply of wafers or assembly or testing services due to changes in business conditions, natural disasters, terrorist activities, public health concerns or other factors; CSR’s ability to manage past and future acquisitions and realise the expected commercial benefits and synergies from such acquisitions and other strategic transactions in the amounts or timeframes anticipated; CSR’s ability to attract and retain key personnel, including engineers and technical personnel; the difficulty in predicting future results; and other risks and uncertainties discussed, without limitation, under the heading “Risk Factors” in our 2012 Annual Report filed on Form 20-F and other filings with the US Securities and Exchange Commission.

The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither CSR nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent required under applicable law.

Bluetooth® and the Bluetooth logos are trademarks owned by Bluetooth SIG, Inc. and licensed to CSR. Wi-Fi®, Wi-Fi Alliance®, WMM®, Wi-Fi Protected Access®, WPA®, WPA2®, Wi-Fi Protected Setup™ and Wi-Fi Multimedia™ are trademarks of the Wi-Fi Alliance. Other products, services and names used in this document may have been trademarked by their respective owners.

Condensed Consolidated Income Statement

	Note	Q1 2013 (unaudited) $’000		Q1 2012 (unaudited) $’000		Q4 2012 (unaudited) $’000		2012 (audited) $’000
Revenue			237,928		226,988		249,189		1,025,356
Cost of sales			(117,650)		(115,284)		(127,981)		(516,279)

Gross profit			120,278		111,704		121,208		509,077
Research and development costs			(73,456)		(71,284)		(73,241)		(290,346)
Selling, general and administrative expenses			(39,115)		(56,170)		(57,638)		(237,996)
Profit on disposal of development operations			—		—		127,178		127,178
Operating profit (loss)			7,707		(15,750)		117,507		107,913
Investment income			108		566		51		1,161
Finance expense			(1,949)		(1,400)		(4,100)		(7,092)

Profit (loss) before tax			5,866		(16,584)		113,458		101,982
Tax			(4,746)		2,615		(48,804)		(50,749)

Profit (loss) for the period			1,120		(13,969)		64,654		51,233

Earnings (loss) per share		$		$		$		$
Basic	4		0.01		(0.07)		0.33		0.26
Diluted	4		0.01		(0.07)		0.32		0.25

Condensed Consolidated Statement of Comprehensive Income

	Q1 2013 (unaudited) $’000	Q1 2012 (unaudited) $’000	Q4 2012 (unaudited) $’000	2012 (audited) $’000
Profit (loss) for the period	1,120	(13,969)	64,654	51,233
Other comprehensive income
(Loss) gain on cash flow hedges	(5,808)	3,062	446	4,935
Net tax on cash flow hedges in statement of comprehensive income	1,336	(765)	(142)	(1,210)
Transferred to income statement in respect of cash flow hedges	(201)	(338)	825	(1,040)
Tax on items transferred from statement of comprehensive income	46	84	(198)	253
Actuarial losses in defined benefit plans	—	(18)	(903)	(919)
Scheme assets above threshold	—	—	(656)	(656)

Total comprehensive (loss) income for the period	(3,507)	(11,944)	64,026	52,596

Condensed Consolidated Balance Sheet

	29 March 2013 (unaudited) $’000	28 December 2012 (audited) $’000
Non-current assets
Goodwill	181,877	181,877
Other intangible assets	113,968	120,673
Property, plant and equipment	26,391	26,349
Investment	3,719	3,719
Deferred tax asset	87,851	89,193
Long term asset	31,000	31,000

	444,806	452,811

Current assets
Inventory	92,413	87,850
Derivative financial instruments	151	2,702
Trade and other receivables	133,059	117,706
Corporation tax debtor	3,843	6,379
Treasury deposits and investments	22,306	18,491
Cash and cash equivalents	295,739	314,760

	547,511	547,888

Total assets	992,317	1,000,699

Current liabilities
Trade and other payables	263,202	227,777
Current tax liabilities	11,958	14,509
Obligations under finance leases	802	1,393
Derivative financial instruments	3,831	—
Provisions	6,298	16,742

	286,091	260,421

Net current assets	261,420	287,467

Non-current liabilities
Trade and other payables	32,462	35,846
Deferred tax liability	4,891	4,891
Long-term provisions	4,004	4,395
Obligations under finance leases	3	170
Defined benefit pension scheme deficit	42	42

	41,402	45,344

Total liabilities	327,493	305,765

Net assets	664,824	694,934

Equity
Share capital	322	317
Share premium account	533,018	523,654
Capital redemption reserve	1,029	1,029
Merger reserve	61,574	61,574
Employee benefit trust reserve	(19,163)	(19,163)
Treasury shares	(87,495)	(86,929)
Hedging reserve	(3,514)	2,495
Share based payment reserve	122,180	112,677
Tax reserve	44,541	41,630
Retained earnings	12,332	57,650

Total equity	664,824	694,934

Condensed Consolidated Statement of Changes in Equity

	Called - up share capital $’000	Share premium account $’000	Capital redemption reserve $’000	Merger reserve $’000	Employee Benefit Trust reserve $’000	Treasury shares $’000	Hedging reserve $’000	Share - based payment reserve $’000	Tax reserve $’000	Retained earnings $’000	Total $’000
At 31 December 2012	317	523,654	1,029	61,574	(19,163)	(86,929)	2,495	112,677	41,630	57,650	694,934
Profit for the period	—	—	—	—	—	—	—	—	—	1,120	1,120
Other comprehensive (loss) income for the period	—	—	—	—	—	—	(6,009)	—	1,382	—	(4,627)

Total comprehensive (loss) income for the period	—	—	—	—	—	—	(6,009)	—	1,382	1,120	(3,507)
Share issues	5	9,364	—	—	—	—	—	—	—	—	9,369
Shares issued from Treasury	—	—	—	—	—	4,725	—	—	—	(1,016)	3,709
Purchase of Treasury Shares	—	—	—	—	—	(5,291)	—	—	—	(583)	(5,874)
Share buy-back liability	—	—	—	—	—	—	—	—	—	(44,839)	(44,839)
Credit to equity for equity-settled share-based payments	—	—	—	—	—	—	—	9,503	—	—	9,503
Deferred tax benefit taken directly to equity on share option gains	—	—	—	—	—	—	—	—	1,529	—	1,529

At 29 March 2013	322	533,018	1,029	61,574	(19,163)	(87,495)	(3,514)	122,180	44,541	12,332	664,824

	Called - up share capital $’000	Share premium account $’000	Capital redemption reserve $’000	Merger reserve $’000	Employee Benefit Trust reserve $’000	Treasury shares $’000	Hedging reserve $’000	Share - based payment reserve $’000	Tax reserve $’000	Retained earnings $’000	Total $’000
At 31 December 2012	372	473,462	950	61,574	(33,971)	(84,660)	(1,400)	88,197	41,583	331,800	877,907
Profit for the period	—	—	—	—	—	—	—	—	—	(13,969)	(13,969)
Other comprehensive income (loss) for the period	—	—	—	—	—	—	2,724	—	(681)	(18)	2,025

Total comprehensive income (loss) for the period	—	—	—	—	—	—	2,724	—	(681)	(13,987)	(11,944)
Share issues	1	319	—	—	—	—	—	—	—	—	320
Shares issued from Employee Benefit Trust	—	—	—	—	4,959	—	—	—	—	(3,845)	1,114
Shares issed from Treasury	—	—	—	—	—	1,044	—	—	—	(1,044)	—
Purchase of Treasury Shares	—	—	—	—	—	(9,471)	—	—	—	—	(9,471)
Credit to equity for equity-settled share-based payments	—	—	—	—	—	—	—	5,381	—	—	5,381
Deferred tax benefit on share option gains	—	—	—	—	—	—	—	—	48	—	48

At 30 March 2012	373	473,781	950	61,574	(29,012)	(93,087)	1,324	93,578	40,950	312,924	863,355

Condensed Consolidated Cash Flow Statement

	Note	Q1 2013 (unaudited) $’000	Q1 2012 (unaudited) $’000	Q4 2012 (unaudited) $’000	2012 (audited) $’000
Net cash (outflow) inflow from operating activities	5	(11,491)	(15,395)	20,891	73,928

Investing activities
Interest received		133	365	138	1,163
Purchase of treasury deposits		(13,692)	(5,003)	(16,685)	(111,629)
Sales of treasury deposits		9,877	31,674	48,693	159,076
Purchases of property, plant and equipment		(4,045)	(1,782)	(4,088)	(12,019)
Purchases of intangible assets		(7,371)	(1,511)	(2,084)	(13,610)
Acquisition of UK-based capabilities in DDFA		—	(2,667)	—	(2,667)
Proceeds from disposal of development operations		—	—	271,323	271,323
Stamp duty		—	—	(1,424)	126
Proceeds on disposal of property, plant and equipment		171	—	—	73
Purchase of investment		—	(109)	—	(109)

Net cash (used in) from investing activities		(14,927)	20,967	295,873	291,727

Financing activities
Repayments of obligations under finance lease		(694)	—	(540)	(540)
Proceeds on issue of shares		7,845	301	38,274	48,659
Proceeds on issue of shares from Employee Benefit Trust		—	29	91	553
Proceeds on issue of shares from Treasury		3,669	—	966	3,935
Purchase of treasury shares		(2,157)	(5,421)	—	(9,471)
Purchase of ordinary shares under tender offer		—	—	(284,278)	(284,278)
Equity dividends paid to shareholders		—	—	—	(21,265)

Net cash from (used in) financing activities		8,663	(5,091)	(245,487)	(262,407)

Net (decrease) increase in cash and cash equivalents		(17,755)	481	71,277	103,248
Cash and cash equivalents at beginning of period		314,760	211,907	243,705	211,907
Effect of foreign exchange rate changes		(1,266)	(377)	(222)	(395)

Cash and cash equivalents at end of period		295,739	212,011	314,760	314,760

Notes

1 Basis of preparation and accounting policies

The annual financial statements of CSR plc and subsidiaries (“the Group”) are prepared in accordance with IFRSs, as adopted by the European Union and as issued by the International Accounting Standards Board (‘IASB’). The directors approved the issuance of the financial statements for the 52 weeks ended 28 December 2012 on 20 February 2013.

The financial information contained in this statement does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. Statutory accounts for the 52 weeks ended 28 December 2012 are available on CSR’s website at www.csr.com and will be filed with the Registrar of Companies. The auditor’s reports on the accounts for the 52 weeks ended 28 December 2012 were unqualified, did not draw attention to any matters by way of emphasis and did not contain statements under section 498(2) or (3) of the Companies Act 2006 or equivalent preceding legislation.

Whilst the financial information included in this quarterly announcement has been prepared in accordance with the recognition and measurement criteria of IFRS, this announcement does not contain itself sufficient information to comply with IFRS.

The financial information for the quarters Q1 2013, Q4 2012 and Q1 2012 is unaudited.

The dates for the financial periods referred to are as follows:

Period	Duration	Dates

Q1 2013	13 weeks	29 December 2012 to 29 March 2013

Q4 2012	13 weeks	29 September 2012 to 28 December 2012

Q1 2012	13 weeks	31 December 2011 to 30 March 2012

2012	52 weeks	31 December 2011 to 28 December 2012

2 Changes in share capital

In the first quarter 2013, 3,263,884 new ordinary shares were issued for employee option exercises. Consideration was $9,368,996 at a premium of $9,364,047. In addition, 878,958 ordinary shares were issued from ordinary shares held at Treasury, to satisfy employee option exercises.

During the first quarter 2013, CSR purchased 696,000 ordinary shares, all of which were held at Treasury as at 29 March 2013.

As at 29 March 2013, there were 169,288,182 ordinary shares in issue. This figure is after adjusting for 15,872,041 shares held by CSR plc in treasury.

3 Amortisation of acquired intangibles

	Q1 2013 (unaudited)		Q1 2012 (unaudited)		Q4 2012 (unaudited)		2012 (audited)
Included within:	$	’000	$	’000	$	’000	$	’000
Cost of sales		2,139		3,114		3,241		11,342
Research and development costs		501		506		1,308		3,124
Selling, general and administrative expenses		2,063		2,032		2,172		8,266

Amortisation of acquired intangibles		4,703		5,652		6,721		22,732

Amortisation of intangibles recorded in cost of sales relates to the sales of certain products containing acquired intangible assets. Amortisation of acquired intangibles not yet utilised in products being sold is recognised within Research and Development costs.

4 Earnings (loss) per ordinary share

The calculation of earnings per share is based upon the profit for the period after taxation (see income statement) and the weighted average number of shares in issue during the period.

The diluted weighted average number of shares differs from the weighted average number of shares due to the dilutive effect of share options.

Period	Weighted Average Number of Shares	Diluted Weighted Average Number of Shares *
Q1 2013	164,494,147	173,977,491
Q1 2012	196,764,245	200,922,839
Q4 2012	196,094,419	203,649,153
2012	197,238,649	203,231,504

*	Share options are only treated as dilutive where the result after taxation is a profit and the exercise price is less than the average market price of CSR plc’s shares in the period

Refer to the supplementary information for a reconciliation between IFRS and underlying measures of diluted earnings per share.

5 Reconciliation of net profit (loss) to net cash from operating activities

	Q1 2013	Q1 2012	Q4 2012	2012
	(unaudited)	(unaudited)	(unaudited)	(audited)
	$’000	$’000	$’000	$’000
Net profit (loss)	1,120	(13,969)	64,654	51,233
Adjustments for:
Investment income	(108)	(566)	(51)	(1,161)
Finance costs	1,949	1,400	4,100	7,092
Income tax expense (credit)	4,746	(2,615)	48,804	50,749
Amortisation of intangible assets	7,630	7,053	8,708	30,485
Depreciation of property, plant and equipment	3,020	4,103	3,722	16,171
(Gain) loss on disposal of property, plant and equipment and intangible fixed assets	(146)	55	820	916
Share option charges	9,503	5,381	10,758	24,480
Impairment of assets	—	—	2,300	2,300
Profit on disposal of development operations	—	—	(127,178)	(127,178)
Decrease in provisions	(10,835)	(10,037)	(9,912)	(13,284)

Operating cash flows before movements in working capital	16,879	(9,195)	6,725	41,803
(Increase) decrease in inventories	(4,563)	11,072	7,165	32,497
(Increase) decrease in receivables	(15,379)	8,652	25,210	6,635
Decrease in payables	(8,736)	(30,293)	(11,604)	(2,998)

Cash generated by operations	(11,799)	(19,764)	27,496	77,937
Foreign tax received (paid)	379	(222)	(3,959)	(5,645)
UK Corporation tax received	—	4,717	16	4,733
Interest paid	(71)	(126)	(2,662)	(3,097)

Net cash (outflow) inflow from operating activities	(11,491)	(15,395)	20,891	73,928

Supplementary information

Summary income statement – Underlying results

	Q1 2013	Q1 2012	Q4 2012	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	Underlying	Underlying	Underlying	Underlying
	$’000	$’000	$’000	$’000
Revenue	237,928	226,988	249,189	1,025,356
Underlying cost of sales	(115,511)	(112,170)	(124,740)	(504,937)

Underlying gross profit	122,417	114,818	124,449	520,419
Underlying research and development	(66,701)	(67,844)	(66,739)	(272,328)
Underlying selling, general and administrative	(36,619)	(44,295)	(42,416)	(174,062)

Underlying Operating profit	19,097	2,679	15,294	74,029
Investment income	108	566	51	1,161
Underlying finance expense	(1,508)	(831)	(1,286)	(2,664)

Underlying profit before tax	17,697	2,414	14,059	72,526
Underlying tax	(5,084)	(802)	(3,800)	(17,155)

Underlying profit for the period	12,613	1,612	10,259	55,371

Diluted share count	173,977,491	200,922,839	203,649,153	203,231,504
Underlying Earnings per share	$	$	$	$
Diluted	0.07	0.01	0.05	0.27

Reconciliation of IFRS results to underlying measures

Q1 2013	Gross Profit $’000	Gross Margin %	R & D Expense $’000	SG & A Expense $’000	Operating profit $’000	Profit b/f tax $’000	Taxation $’000	Net Profit $’000	Diluted EPS $
IFRS	120,278	50.6	(73,456)	(39,115)	7,707	5,866	(4,746)	1,120	0.01
Amortisation of intangibles	2,139	0.9	501	2,063	4,703	4,703	(1,144)	3,559	0.02
Share option charges	—	—	6,254	5,651	11,905	11,905	(2,342)	9,563	0.05
Integration and restructuring	—	—	—	5,289	5,289	5,289	(863)	4,426	0.03
Release of litigation provision	—	—	—	(9,827)	(9,827)	(9,827)	3,474	(6,353)	(0.04)
Other operating income	—	—	—	(680)	(680)	(680)	158	(522)	—
Unwinding of discount on non-underlying items	—	—	—	—	—	441	(103)	338	—
Prior year adjustment and movement on uncertain tax positions	—	—	—	—	—	—	482	482	—

Underlying	122,417	51.5	(66,701)	(36,619)	19,097	17,697	(5,084)	12,613	0.07

Q1 2012	Gross Profit $’000	Gross Margin %	R & D Expense $’000	SG & A Expense $’000	Operating (loss) profit $’000	(Loss) profit b/f tax $’000	Taxation $’000	Net (loss) profit $’000	Diluted EPS $
IFRS	111,704	49.2	(71,284)	(56,170)	(15,750)	(16,584)	2,615	(13,969)	(0.07)
Amortisation of intangibles	3,114	1.4	506	2,032	5,652	5,652	(1,665)	3,987	0.02
Share option charges	—	—	2,934	3,088	6,022	6,022	(290)	5,732	0.03
Integration and restructuring	—	—	—	6,755	6,755	6,755	(1,322)	5,433	0.03
Unwinding of discounts on litigation settlements	—	—	—	—	—	569	(140)	429	—

Underlying	114,818	50.6	(67,844)	(44,295)	2,679	2,414	(802)	1,612	0.01

Q4 2012	Gross Profit $’000	Gross Margin %	R & D Expense $’000	SG & A Expense $’000	Operating profit $’000	Profit b/f tax $’000	Taxation $’000	Net profit $’000	Diluted EPS $
IFRS	121,208	48.6	(73,241)	(57,638)	117,507	113,458	(48,804)	64,654	0.32
Amortisation of intangibles	3,241	1.3	1,308	2,172	6,721	6,721	(1,730)	4,991	0.02
Share option charges	—	—	5,194	5,217	10,411	10,411	(3,060)	7,351	0.04
Integration and restructuring	—	—	—	547	547	547	1,266	1,813	0.01
Other operating income	—	—	—	(214)	(214)	(214)	52	(162)	—
Litigation settlement	—	—	—	7,500	7,500	7,500	(1,838)	5,662	0.03
Gain on disposal of development operations	—	—	—	—	(127,178)	(127,178)	56,262	(70,916)	(0.35)
Option premium on tender offer	—	—	—	—	—	2,098	(514)	1,584	0.01
Unwinding of discount on litigation settlements	—	—	—	—	—	716	(175)	541	—
Deferred tax effect of change in UK tax rate	—	—	—	—	—	—	534	534	—
Recognition of tax losses brought forward	—	—	—	—	—	—	(8,732)	(8,732)	(0.04)
Movement on uncertain tax positions	—	—	—	—	—	—	2,939	2,939	0.01

Underlying	124,449	49.9	(66,739)	(42,416)	15,294	14,059	(3,800)	10,259	0.05

2012	Gross Profit $’000	Gross Margin %	R & D Expense $’000	SG & A Expense $’000	Operating profit $’000	Profit b/f tax $’000	Taxation $’000	Net Profit $’000	Diluted EPS $
IFRS	509,077	49.6	(290,346)	(237,996)	107,913	101,982	(50,749)	51,233	0.25
Amortisation of intangibles	11,342	1.2	3,124	8,266	22,732	22,732	(6,184)	16,548	0.08
Share option charges	—	—	14,894	12,859	27,753	27,753	(4,387)	23,366	0.11
Integration and restructuring	—	—	—	27,523	27,523	27,523	(3,523)	24,000	0.12
Litigation settlements	—	—	—	15,500	15,500	15,500	(3,798)	11,702	0.06
Gain on disposal of development operations	—	—	—	—	(127,178)	(127,178)	56,262	(70,916)	(0.35)
Other operating income	—	—	—	(214)	(214)	(214)	52	(162)	—
Option premium on tender offer	—	—	—	—	—	2,098	(514)	1,584	0.01
Unwinding of discount on litigation settlements	—	—	—	—	—	2,330	(571)	1,759	0.01
Deferred tax effect of change in tax rate	—	—	—	—	—	—	2,050	2,050	0.01
Recognition of tax losses brought forward	—	—	—	—	—	—	(8,732)	(8,732)	(0.04)
Movement on uncertain tax positions	—	—	—	—	—	—	2,939	2,939	0.01

Underlying	520,419	50.8	(272,328)	(174,062)	74,029	72,526	(17,155)	55,371	0.27